Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) Website www.aurizon.com

THIRD QUARTER REPORT
SEPTEMBER 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aurizon reports unaudited financial results for the third quarter of 2011, which have been prepared on the basis of available information up to November 8, 2011. Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company and the first and second quarter interim financial statements issued for March 31 and June 30, 2011. All dollar amounts are in Canadian dollars unless otherwise stated. Our results are prepared in accordance with International Financial Reporting Standards (“IFRS”). All prior period information has been restated or reclassified for comparative purposes in accordance with IFRS.

Third Quarter 2011 Highlights and Significant Items

▪

Net profit of $13.1 million ($0.08 per share), up 467% from third quarter 2010.

▪

Record revenue of $68 million in the quarter.

▪

Record cash flow from operations of $34.7 million, up 388% compared to third quarter 2010.

▪

Gold production of 44,457 ounces, up 49% from third quarter of 2010.

▪

Total cash costs(1) of US$497 per ounce and operating margins(1) of US$1,198 per ounce.

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EBITDA(1)  of $33.3 million, up 159% from third quarter 2010.

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Working capital of $178.8 million, including cash of $178.0 million.

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Joanna feasibility study optimization to be completed second quarter 2012.

▪

New CEO, Mr. George Paspalas appointed.

From the President and Chief Executive Officer, George Paspalas:

“We are very pleased with the results our team have delivered this quarter, and I thank them for their support and commitment. The operating performance at Casa Berardi continues to improve, and we are seeing greater margins as lower operating costs on a per ounce basis complement higher gold prices to realize an operating margin of US$1,198 per ounce for the quarter, an improvement of 233% over the corresponding period last year. This increased operating margin is improving all financial metrics significantly compared to corresponding periods. Our investment in the future of Casa Berardi is progressing well, with the shaft deepening in full swing and very encouraging exploration results from the 123 zone within the West Mine. We have also realized exploration success elsewhere at Fayolle and Marban, and are excited about the future potential for these projects. The optimization of the Joanna feasibility is progressing well, and a final study should be completed in second quarter 2012.”

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1 See “Non-GAAP” measures on page 9 & 10.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 2

FINANCIAL RESULTS

Financial review of the third quarter 2011

Net profit in the third quarter of 2011 increased to $13.1 million, or $0.08 per share, exceeding net profit of $2.3 million, or $0.01 per share, in the same period of 2010. Results were positively impacted by higher realized gold prices, and expected higher ore grades and ore throughput during the quarter, and negatively impacted by foreign exchange mark-to-market adjustments, increased exploration activities and a significant increase in income taxes. As a result of the enactment of new Quebec resource tax legislation in 2011 and higher taxable profits in the third quarter of 2011, income and resource taxes totalled $10.6 million, up significantly from $2.7 million for the same period of 2010.

Revenue from Casa Berardi operations increased 71% to $68.1 million in the third quarter of 2011 from the sale of 40,257 ounces of gold, compared to $39.9 million from the sale of 30,755 ounces of gold in the same quarter of 2010. The average realized gold price was US$1,695 per ounce and the average US/Cad exchange rate was 0.99, compared to realized prices of US$1,119 per ounce at an average exchange rate of 1.04 in the same quarter of 2010.

During the third quarter of 2011, 100% of gold sales were made at current market prices. In the same quarter of 2010, 60% of the gold sales were delivered against gold call options at an average price of US$915 per ounce. The average London p.m. gold fix for the third quarter of 2011 was US$1,700 per ounce, compared to US$1,227 per ounce for the same period of 2010.

Cost of sales for the third quarter of 2011, comprising operating costs and depreciation and amortization of $19.8 million and $9.9 million, respectively, totalled $29.7 million. On a unit cost basis(2), total cash costs per ounce of gold sold were US$497 and depreciation and amortization was US$250 per ounce, for a total production cost of US$747 per ounce.

Gross profit of $38.4 million in the third quarter of 2011 increased significantly from $12.7 million for the same period of 2010. Rising gold prices, lower cash costs per ounce, higher ore throughput, and the elimination of gold deliveries into call options at below market spot prices in the third quarter of 2010 allowed operating profit margins(2) to increase to US$1,198 per ounce, compared to US$515 per ounce in the same quarter of 2010.

Exploration expenditures in the third quarter of 2011 rose 29% to $7.0 million from $5.5 million in the same period of 2010. This is attributable to the new exploration properties optioned in 2010, together with continued exploration and feasibility work at Joanna.

General and administrative costs in the third quarter of 2011 totalled $5.0 million compared to $2.9 million for the same period of 2010. Included in these costs are non-cash stock based compensation charges totalling $1.8 million, compared to $0.8 million in the same period of 2010. Increased costs are related to performance related compensation, higher staffing levels to support the increased activities of the Company, together with general inflationary pressures.

Derivative losses of $3.4 million were charged to operations primarily from mark-to-market revaluations of foreign exchange contracts outstanding at September 30, 2011, as a result of a rapid decline in the Canadian dollar at the end of September against the US dollar.

EBITDA (2) rose 159% to $33.3 million in the third quarter of 2011, compared to $12.9 million in the same period of 2010, driven by higher gold prices, increased gold production, and lower cash costs per ounce, partially offset by foreign exchange mark-to-market adjustments, higher exploration and general administrative costs.

Income and resource taxes for the third quarter of 2011 totalled $10.6 million, up significantly from $2.7 million for the same period of 2010, as a result of significantly higher taxable profits and increased Quebec resource taxes.

Resource taxes for the third quarter totalled $3.7 million, or 13% of pre-tax profits, compared to $1.1 million in the same period of 2010. Federal and Quebec income taxes totalled $6.9 million, or 24% of pre-tax profits, which are lower than the combined statutory income tax rate of 28% as a result of the effect of the higher resource taxes which are deductible for Federal and provincial income tax purposes

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2 See “Non-GAAP” measures on page 9 & 10.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 3

Cash flow from operating activities increased 388% in the third quarter of 2011 to $34.7 million, compared to cash flow of $7.1 million in the same period of 2010. The increase in cash flow from a year ago is principally due to higher realized gold prices, increased gold production, and lower cash costs per ounce, partially mitigated by higher current resource taxes and increased exploration activities.

Investing activities totalled $11.2 million in the third quarter of 2011, compared to $6.7 million for the same period of 2010. Capital expenditures at Casa Berardi totalled $10.7 million in the third quarter of 2011, of which $8.1 million was on sustaining capital and development, and $2.6 million was on exploration activity. A further $0.5 million was incurred for property acquisition costs.

Year to date 2011

Net profit for the nine months ended September 30, 2011 was $22.1 million, or $0.14 per share, compared to $10.2 million or $0.06 per share in the same period of 2010. Year to date operating results were positively impacted by higher realized gold prices and increased gold production, and negatively impacted by a significant increase in income taxes, and increased exploration activities, as compared to the same period of 2010.

Higher ore grades and similar ore throughput in the first nine months of 2011, compared to the same period of 2010, resulted in gold production totalling 117,851 ounces. Gold production in the first nine months of 2010 was 103,620 ounces. The average realized gold price was US$1,544 per ounce and the average US/Cad exchange rate was 0.98, compared to realized prices of US$1,069 per ounce at an average exchange rate of 1.04 for the same nine month period of 2010.

Cash flow from operating activities totalled $72.3 million, compared to $32.8 million for the same period of 2010. Cash flow adjustments in the first nine months of 2010 include the unwinding of gold derivatives, which reduced operating cash flow by $8.7 million. Operating profit margins increased to US$993(3)per ounce, compared to US$525 per ounce in the same period of 2010.

Investing activities in the first nine months of 2011 totalled $35.2 million, of which $33.3 million was incurred on sustaining capital and exploration expenditures at Casa Berardi and $1.9 million was incurred for property acquisition costs, marketable securities, and other capital assets. In the same period of 2010, investing activities totalled $22.6 million, of which $21.8 million was incurred on capital and exploration expenditures at Casa Berardi and $0.8 million was incurred for property acquisition costs and related marketable securities.

Financing activities resulted in a cash inflow of $1.6 million in the first nine months of 2011 as a result of incentive stock option exercises, compared to cash inflows of $7.7 million for the same period of 2010 in which $8.3 million was from stock option exercises, less a repayment of government assistance totalling $0.7 million.

CASH RESOURCES AND LIQUIDITY

As at September 30, 2011, cash and cash equivalents increased to $178.0 million, compared to $139.3 million as at December 31, 2010. Working capital increased to $178.8 million at September 30, 2011 from $152.5 million at December 31, 2010. The US$50 million revolving credit facility established on January 31, 2011 remains un-utilized as at November 8, 2011.

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3 See “Non-GAAP” measures on page 9 & 10.

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CASA BERARDI

Operations

(Unaudited)			2011		2010
	YTD	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	527,840	188,571	178,233	161,036	191,697	169,913	182,487	178,648
Grade – grams/tonne	7.63	7.95	8.00	6.85	6.86	6.15	7.20	6.79
Mill recoveries - %	91.0%	92.2%	90.4%	90.2%	88.6%	89.1%	91.2%	90.2%
Gold production – ounces	117,851	44,457	41,418	31,976	37,496	29,905	38,527	35,188
Gold sold – ounces	114,463	40,257	39,900	34,306	34,808	30,755	39,964	34,423
Per ounce data – US$(4)
Average realized gold price (i)	$1,544	$1,695	$1,521	$1,392	$1,376	$1,119	$1,082	$1,010
Total cash costs (ii)	$551	$497	$544	$621	$531	$604	$504	$538
Amortization (iii)	242	250	225	238	263	254	240	228
Total production costs (iv)	$793	$747	$769	$859	$794	$858	$744	$766

     Table Footnotes(4)
       (i) Realized gold prices net of realized gold derivative gains or losses divided by ounces sold.
         (ii) Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.
        (iii) Depreciation and amortization expenses divided by ounces sold.
        (iv) Total cash costs plus depreciation, amortization and accretion expenses.

Gold production from the Casa Berardi mine in the third quarter of 2011 totalled 44,457 ounces, 49% higher than the same period of 2010. Higher ore throughput, higher ore grades, and improved mill recoveries account for the improvement over the corresponding 2010 period. These results are in line with plan. Additional mining equipment and improved ore handling had a positive impact on productivity and ore throughput.

Daily ore throughput of 2,050 tonnes per day was achieved in the third quarter 2011, compared to 1,847 tonnes per day in the same quarter of 2010. Unit operating costs(4)on a Canadian dollar per tonne basis in the third quarter of 2011 were 2% higher than plan at $117 per tonne, as a result of additional stope development costs and general inflationary cost pressures in the mining industry. Unit operating costs(4) in the same quarter of 2010 were $112 per tonne.

The anticipated higher ore grades in the third quarter of 2011 more than offset a strong Canadian dollar and higher operating costs per tonne, resulting in total cash costs of US$497 per ounce in the third quarter of 2011, compared to US$604 in the same quarter of 2010. The 18% drop in total cash costs per ounce, compared to the same quarter of 2010, is the result of a 29% increase in ore grades, partially mitigated by a combination of 4% higher unit operating costs per tonne and a 6% strengthening of the Canadian dollar.

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4 See “Non-GAAP” measures on page 9 & 10.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 5

Lower cash operating costs and rising gold prices has allowed operating profit margins(5) to increase significantly to US$1,198 per ounce in the third quarter 2011 compared to US$515 per ounce in the same quarter of 2010.

Fourth quarter total cash costs are expected to be comparable to those realized in the third quarter of 2011.

Casa Berardi Shaft Deepening

In the first quarter of 2011, a contract was awarded for the deepening of the West Mine production shaft from the 760 metre level down to the 1,080 metre level. Deepening the shaft is a component of the overall strategy to have greater mining flexibility in the West Mine.

Shaft deepening commenced in the second quarter and to the end of the third quarter, ramp access from the 880 metre level has resulted in 104 metres of excavation by means of an Alimak raise up to the current shaft bottom, which will allow for accelerated shaft deepening. In addition, 477 metres of horizontal development has been completed. The shaft is expected to be completed towards the end of 2012 and will provide access to the lower portion of Zones 113, 118, and 123 once a drift at the 1,010 metre level is completed in 2013. The estimated cost of the shaft deepening, drift access to Zones 118 and 123, and related infrastructure is approximately $33.5 million. Expenditures during the third quarter totalled $2.8 million and year to date total $6.6 million.

Casa Berardi Exploration

Three surface rigs and seven underground drill rigs were active at Casa Berardi during the third quarter of 2011. A shortage of drill crews forced the suspension of two underground rigs. The surface drill rigs were primarily active exploring the extensions of the 123 and 148 Zones at depth and the open pit resource potential of Zone 160 near the East mine mill facilities. The underground drill rigs were primarily focused on infill and step out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 120 from the 810 level drift.

OTHER PROPERTIES

Joanna Gold Development Property

Aurizon is currently working on a feasibility study on the Hosco deposit of the Joanna property, which will incorporate a reserve update based on the increased mineral resource estimate announced on June 13, 2011, together with results of metallurgical pilot tests, a geotechnical study, updated capital and operating cost estimates, and other relevant studies.

As reported on August 11, 2011, an initial review of the studies has indicated that the projected capital and operating costs appear to be significantly higher than previously anticipated. The increased scope of the project, as a result of the expanded mineral resource base, has increased capital costs, including those associated with an autoclave process. Ore and waste stockpiles, tailings costs, and costs of materials and equipment have also all been trending higher, along with the gold price. Consequently, several optimization studies are underway and include a revision of the mine plan to optimize the mining fleet and productivities; additional environmental characterisations (soil/streams/residues & waste material) to ensure minimal environmental impact of the mine; and revision of the metallurgical process and surface infrastructures. This additional work will delay the estimated completion of the feasibility study until the second quarter of 2012.

In the context of the current strong gold price environment, management is confident in the future development of the Joanna property given its measured and indicated in-pit resources of 54.1 million tonnes at an average grade of 1.29 grams of gold per tonne, or 2,245,000 ounces of contained gold in the Hosco deposit, its excellent exploration potential, its location in the heart of the Cadillac Break gold camp, and its close proximity to existing infrastructure.

Additional drill results from the drill campaign are being used to revise the block model for the western extension of the Hosco orebody. The resource update is currently being completed and the results will be included in the feasibility study.

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5 See “Non-GAAP” measures on page 9 & 10.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 6

Although the original objective of the 2011 drill campaign was to perform step-out drilling on 50 metre spacing along the 2.5 kilometre strike length of the Heva deposit and potential satellite zones, some drill rigs were diverted to the Hosco sector in order to increase and improve resources. Drilling is scheduled to restart on Heva in late November, 2011. Feasibility and exploration expenditures during the third quarter totalled $1.1 million and year to date totalled $8.8 million. Continued feasibility optimization studies and exploration activity in the fourth quarter of 2011 are expected to total approximately $2.0 million.

Fayolle Property

Two drill rigs were active in the third quarter of 2011 completing 5,740 metres of drilling that was divided between continued exploration of the Fayolle deposit by stepping out from the mineralized core with 50 to 100 meter spacing and follow up on the Vang structure located 500 metres south of the deposit.

Expenditures during the third quarter, 2011, totalled $1.1 million and year to date totalled $4.4 million. A new resource estimation on the Fayolle deposit is underway and exploration activity will continue during the fourth quarter at the same pace, with 4,500 metres of drilling planned. Expenditures in the fourth quarter are expected to total approximately $1.0 million.

Aurizon may earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter royalty. The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Marban Property

Two drill rigs were active in the third quarter of 2011 completing 5,449 metres of drilling focused on close spaced drilling within the first 250 vertical metres of the Marban deposit and testing the down dip eastern extension between depths of 400 to 600 metres. The drilling to date has established lateral and vertical continuity of mineralized lenses inside the shear zone system; and demonstrated the potential for both bulk tonnage open pit mining and narrower higher-grade ore shoots at depth. The drilling coverage has also assessed the transition from a more gently dipping style of mineralization close to surface, where past mining operation occurred, to a moderately dipping structure at depth. Other targets have been tested, including the surface footprint of the Norlartic deposit and fence drilling between the Marban and Norlartic deposits in an attempt to evaluate the connection between the two areas.

Expenditures during the third quarter 2011 total $788,000 and year to date total $4.4 million. The end of the third quarter marks the fulfillment of the first year firm exploration commitment of $5 million under the terms of the joint venture agreement. A second phase budget of $5 million representing a work commitment of 34,000 metres has been approved. The program, planned to commence in November, 2011, should allow the completion of 5,450 metres of drilling by the end of the year, representing expenditures of approximately $0.6 million.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

Rex South Property

A field exploration program, built around a drill program on the Augossan Zones and the extension of the large scale exploration program started in 2010, was completed during the third quarter. To the end of September 2011, 53 drill holes on 400 metre widely spaced sections have been completed by percussion drilling, representing 4,934 metres. The drill pattern was developed to test polarization anomalies along a 6 kilometre area linked at surface with copper-gold-tungsten mineralization. In addition, 145 metres of channel sampling was completed to better understand the mineralization controls. Approximately 15% of the assay results had been received as at the end of September, 2011.

The prospecting part of the program was concluded with the collection of 2,530 grab samples. The area covered totalled approximately 400 square kilometres, and prospecting was guided by lake-bottom sediment anomalies. Approximately 40% of the assay results had been received as at the end of September, 2011.

Considering the large coverage distance between each point of interest, construction of a second camp has been budgeted for 2012 with some expenses incurred during the third quarter of 2011, including materials and transportation costs totalling $200 thousand. Year to date, total expenditures for the project are $4.7 million. Data compilation and geological interpretation activities are planned for the fourth quarter, 2011.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 7

Aurizon may earn a 65% interest on the South Rex property which is located 145 kilometres east of Puvirnituk in the Nunavik region, of northern Quebec. The staked area comprises 2,061 claims covering approximately 89,800 hectares.

Opinaca-Wildcat Property

Exploration activity performed during the quarter comprised drilling 5,900 metres in 31 holes to test the main targets previously defined on the property by the optionor. In addition, 2,880 chip samples and 714 till samples have been collected to better evaluate the potential of the property. Results from approximately 50% of samples reveal arsenic enrichment trends, where kilometric wide gold bearing anomalies have been identified.

No further work is planned for the balance of the year other than data verification, geological interpretation and reporting activities. Year to date, total expenditures for the project are $3.4 million.

Aurizon may earn 60% of the Opinaca property and 65% of the Wildcat property comprising groups of claims blocks controlled by Azimut Exploration and Everton Resources. The property, which covers 56,791 hectares, is located in the James Bay area, Northern Quebec, bordering the Eleonore project owned by Goldcorp.

Duverny

A first phase of exploration activity during the third quarter, 2011, focused on drill target generation with the collection of 1,300 soil samples on a 200 metre-wide line spacing. The Duverny property has had very little exploration activity other than limited prospecting and drilling. A land package extending for 10 kilometres has been staked in the extension of a main showing area where historical drilling has confirmed grade and structural continuity. Work planned for the fourth quarter, 2011, include ground geophysical work on anomalies identified, followed by drill testing, representing expenditures of approximately $0.5 million.

The Duverny property is located approximately 100 kilometres north of Val d’Or and is 100% owned by Aurizon comprising 144 claims, and representing an area of 6,202 hectares. Of the total claims, 16 claims have been purchased from a prospector and are subject to a 1.5% NSR.

Duvay

In September 2011, the Company entered into an agreement with Tres-Or Resources Ltd. (“Tres-Or”), under which the Company may earn an initial 50% interest in Tres-Or’s Duvay property situated in the Abitibi region of Quebec. The Duvay property is situated adjacent to the Duverny property and comprises different claims blocks totalling 132 mineral claims and covering 4,999 hectares.

The 50% interest in the Duvay property may be earned by making cash payments of $1.5 million and incurring work expenditures totalling $6.5 million, over the next four years, of which firm commitments totalling $2.5 million must be incurred in the first 18 months of the agreement. An additional 15% interest, bringing the total interest to 65% in the property, may be earned by either delivering a pre-feasibility study on the property or by incurring $13 million of additional exploration expenditures within a three year period of achieving the 50% participation.

During the third quarter of 2011, the Company made an initial cash payment of $0.5 million and advanced $0.5 million in respect of exploration expenditures to Tres-Or in accordance with the provisions of the agreement. Work planned for the fourth quarter, 2011, representing expenditures of approximately $0.7 million, include soil and till sampling together with bulk sampling of several surface pits to assess mineral continuity in a context where strong nugget effects are suspected and to define optimal sampling parameters for future drilling activity.

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Patris Property

A second phase of field work was initiated in September, 2011. The southern part of the claim block was previously tested with a program of 2,100 metres in twelve holes during the second quarter. The exploration focus is now two kilometres north-west of the previous drilling, along the same geological structure and in the same area as an historical showing. Geological interpretation, prospecting and 1,000 metres of diamond drilling are expected to be completed in the fourth quarter 2011, at an estimated cost of $0.3 million.

Expenditures during the third quarter, 2011, total $33 thousand and year to date total $0.3 million. The total program corresponds to the first commitment of $0.6 million under a joint venture agreement signed with Midland Exploration on a 63 mineral claim block covering 2,672 hectares located approximately 10 kilometres north of the Joanna project. Aurizon can earn up to 60% in this property.

Additional Information

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development project as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2010, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

OUTLOOK

Based upon results to date and a review of the fourth quarter mine plan, Casa Berardi production guidance for the full year remains at approximately 165,000 ounces of gold. Forecast total cash costs in U.S. dollars are also expected to remain the same as previously provided, at US$535 per ounce for the full year, assuming a Canadian dollar exchange rate at parity against the U.S. dollar for the balance of the year.

Onsite mining, milling and administration costs for 2011 are expected to be similar to those experienced in the first nine months of 2011 and average $122 per tonne for the full year, 2% higher than previous guidance, and up 13% from 2010 unit operating costs as a result of reduced development ore, smaller stopes, and longer haulage distances.

Capital expenditures at Casa Berardi are estimated to total $39.3 million in 2011, lower than the previous guidance of $46.4 million as a result of delays in initiating the shaft deepening project and reduced development activity. In the first nine months of 2011, $35.3 million of capital expenditures were incurred. Approximately 30% of the 2011 capital expenditures comprise shaft sinking, infrastructure costs and lateral development that will allow access to the lower portion of Zone 113 as well as the recently discovered gold mineralization at depth in Zones 118 and 123, east of the West mine production shaft.

An additional $2.4 million will be invested on exploration at Casa Berardi in the fourth quarter of 2011 ($8.9 million incurred in the first nine months of 2011) which will result in approximately 100,000 metres of surface and underground diamond drilling. Up to 4 surface and 9 underground drill rigs will be active during the remainder of 2011. The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as exploring for extensions of these structures.

Aggressive exploration programs are also underway at the Company’s other Quebec properties which will result in expenditures of approximately $28 million in 2011 (before tax credits), of which $23.4 has been spent in the first nine months of 2011. In addition, Joanna feasibility and optimization studies are estimated to total $4.7 million in 2011, of which $3.8 million was incurred in the first nine months of 2011.

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NON-GAAP MEASURES

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing by the gold ounces sold.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report. Aurizon reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but it does not have any standardized meaning, and is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs per gold ounce are derived from amounts included in the Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs. The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

In calculating the total cash costs per ounce of gold for the third quarter of 2011, cost of sales were reduced by depreciation and depletion charges of $9.8 million and silver revenues of $0.3 million, compared to $7.8 million and $0.2 million, respectively for the same period in 2010. For the first nine months of 2011, cost of sales were reduced by depreciation and depletion charges of $26.4 million and silver revenues of $0.8 million, compared to $25.2 million and $0.4 million, respectively, for the same period in 2010.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. Unit mining costs per tonne is calculated by adjusting operating costs included in cost of sales, as shown in the Statements of Comprehensive Income, for inventory adjustments and then dividing by the tonnes processed through the mill.

For the third quarter of 2011, operating costs were decreased by inventory adjustments of $2.1 million, compared to inventory adjustments that increased operating costs by $0.4 million for the same period in 2010. For the first nine months of 2011, operating costs were decreased by inventory adjustments of $1.6 million, compared to inventory adjustments that increased operating costs by $1.8 million for the same period in 2010.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price. For the third quarter of 2011, the average realized gold price was US$1,695 less total cash costs of US$497 for an operating profit margin of US$1,198, compared to an average realized gold price of US$1,119 less total cash costs of US$604 for an operating profit margin of US$515 in the same quarter of 2010.

For the first nine months of 2011, the average realized gold price was US$1,544 less total cash costs of US$551 for an operating profit margin of US$993, compared to an average realized gold price of US$1,069 less total cash costs of US$544 for an operating profit margin of US$525 in the same period of 2010.

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NON-GAAP MEASURES (continued)

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

EBITDA is a non-GAAP measure and is calculated by adjusting the net profit or loss to exclude depreciation and depletion charges, finance expense, finance income, and income tax expense. The following table provides a reconciliation of net profit to EBITDA for the three and nine months ended September 30:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Net profit for the period	$13,071	$2,307	$22,121	$10,236
Depreciation & amortization	9,844	7,989	26,565	25,784
Finance income	(365)	(279)	(1,035)	(491)
Finance costs	250	177	691	574
Income tax expense	10,574	2,684	25,685	11,155
EBITDA	$33,374	$12,878	$74,027	$47,258

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS effective January 1, 2011. This is the Company’s third set of interim financial statements released under IFRS, and have been prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards. Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

The Company’s IFRS project team identified four phases to the IFRS conversion as follows:

PHASE	DESCRIPTION	STATUS
Phase 1	Preliminary diagnostic and project plan development	Complete
Phase 2	Detailed analysis of key IFRS conversion elements	Complete
Phase 3	Implementation	Complete
Phase 4	Post implementation review	In progress

Post implementation review involves a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB) and related regulatory bodies. The IASB has proposed to issue a number of new standards throughout 2011 and beyond, which may or may not impact the Company. The Company’s IFRS project team is monitoring these proposed standards as part of Phase 4 of the IFRS transition project (“Post implementation review”), and will make any adjustments necessary as and when new standards are released.

The Audit Committee holds Management responsible for the successful continued reporting of the Company’s financial statements under IFRS. The IFRS Project Team is expected to remain intact throughout 2011 and 2012 to ensure compliance with IFRS and a successful issuance of the first annual IFRS financial statements for the year ended December 31, 2011.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 11

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Transitional impact

Note 15 in the interim financial statements for the quarter ended September 30, 2011 provides detailed explanations of the optional transitional exemptions selected, financial statement presentation changes, and the key Canadian GAAP to IFRS differences for the Company on transition. It should be read in conjunction with the first interim financial statements under IFRS filed for the Company for the first quarter ended March 31, 2011.

No change to control activities, business activities and key performance measures, and IT systems was reported for the quarter ended September 30, 2011.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at the end of the current reporting period. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISKS AND UNCERTAINTIES

There have been no changes in the Company’s risks and uncertainties during the three month period ended September 30, 2011 from those described in the 2010 annual financial statements and 2010 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com.

RELATED PARTY TRANSACTIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has no related party transactions or off-balance sheet arrangements to report.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 12

SUMMARY OF QUARTERLY RESULTS (Unaudited)

	2011			2010				2009 (note 1)
in thousands of Canadian dollars, except per share data	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Revenue	$68,144	$58,960	$47,212	$48,558	$39,882	$50,471	$39,831	$41,975
Cost of sales	(29,736)	(29,847)	(29,228)	(28,023)	(27,223)	(30,382)	(27,274)	(26,314)
Gross profit	38,408	29,113	17,984	20,535	12,659	20,089	12,557	15,661
General and administrative costs	5,025	4,168	6,086	5,478	2,918	3,198	5,175	3,186
Exploration costs	7,037	6,098	7,104	5,372	5,741	2,831	1,969	1,070
Derivative (gains) losses	3,401	(323)	-	85	(158)	4,317	158	5,084
Net profit	13,071	6,604	2,446	7,276	2,307	5,537	2,392	9,862
Earnings per share – basic and diluted	0.08	0.04	0.02	0.04	0.01	0.03	0.02	0.06

Note 1 – Information for 2009 is presented in accordance with previous Canadian GAAP and was not required to be restated to IFRS.

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs. The average realized Canadian dollar gold price in the third quarter of 2011 was $1,680 (US$1,695) per ounce compared to $1,180 per ounce for the full year 2010 and $1,041 per ounce in 2009.

Significant increases in exploration activities at Aurizon’s newly optioned properties in 2011 and the second half of 2010, together with continued exploration and feasibility work at Joanna, have resulted in higher exploration costs being charged to profit compared to the first half of 2010 and 2009.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations. In the third quarter of 2011, derivative losses principally from foreign exchange contracts totalled $3.4 million. The Company delivered into the last of its obligations to deliver gold into call options at below market prices in the third quarter of 2010. In prior quarters, the second quarter of 2010 had a derivative loss of $4.3 million, while the fourth quarter of 2009 had a derivative loss of $5.1 million.

The fourth quarter of 2009 profit was positively impacted by the recognition of $4.5 million of non-refundable tax credits.

Outstanding Share Data

As of November 8, 2011, Aurizon had 163,021,202 common shares issued and outstanding. In addition, 9,255,350 incentive stock options representing 5.7% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.31 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	September 30,	December 31,
	2011	2010
Issued	163,021,202	162,145,702
Fully-diluted	172,276,552	171,815,302
Weighted average	162,483,035	160,249,688

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 13

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this report is made as of the date of this report. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, estimated mineral reserves and resources and timing of feasibility study on the Joanna Gold Development Project, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2011, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, and with respect to mineral reserves and resource estimates, the key assumptions and parameters on which such estimates are based, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO

Ian S. Walton, Executive Vice President & CFO

Suite 1120, Cathedral Place, 925 W. Georgia Street

Vancouver, BC V6C 3L2

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)

Toll Free: 1-800-411-GOLD (4653)

Investor Relations: jennifer.north@aurizon.com

Email: info@aurizon.com Website: www.aurizon.com

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 14

Aurizon Mines Ltd.

Unaudited Interim Financial Statements

For the quarter ended September 30, 2011

These condensed interim financial statements are the responsibility of Management and are not reviewed nor audited by the Company’s external auditors.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 15

Interim Balance Sheets as at,

(Unaudited, expressed in thousands of Canadian dollars)	Notes	September 30, 2011	December 31, 2010 (Note 15)
ASSETS
Current assets
Cash and cash equivalents		$ 178,017	$ 139,341
Marketable securities		919	1,129
Inventories		15,197	12,085
Accounts receivable and other receivables		8,874	7,258
Tax credits receivable		10,922	12,398
Total current assets		213,929	172,211
Non-current assets
Property, plant and equipment	5	162,233	152,012
Mineral properties	6	4,880	4,220
Deferred finance costs	7	383	-
Other assets	8	6,149	8,100
Total non-current assets		173,645	164,332
TOTAL ASSETS		$ 387,574	$ 336,543

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 26,468	$ 18,905
Derivative instrument liabilities	10b	2,886	-
Current portion of long-term obligations	9b	130	756
Current resource tax liabilities		5,602	-
Total current liabilities		35,086	19,661
Non-current liabilities
Provisions	9	16,401	13,114
Deferred tax liabilities		39,198	35,378
Total non-current liabilities		55,599	48,492
Total liabilities		90,685	68,153

EQUITY
Shareholders’ equity
Issued capital	12b	273,873	269,677
Contributed surplus		1,118	1,022
Share-based compensation		16,515	13,719
Retained earnings (Deficit)		5,714	(16,407)
Accumulated other comprehensive (loss) income		(331)	379
Total shareholders’ equity		296,889	268,390
TOTAL LIABILITIES AND EQUITY		$ 387,574	$ 336,543

The attached notes form an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on November 9, 2011. They are signed on the Company’s behalf by:

Andre Falzon, Chairman of the Audit Committee                                         George Paspalas, President and Chief Executive Officer

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 16

Interim Statements of Comprehensive Income

		Three months ended		Nine months ended
(Unaudited, expressed in thousands of Canadian dollars except per share amounts)	Notes	September 30, 2011	September 30, 2010 (Note 15)	September 30, 2011	September 30, 2010 (Note 15)

Revenue		$ 68,144	$ 39,882	$ 174,316	$ 130,184
Cost of sales	3	(29,736)	(27,223)	(88,811)	(84,880)
Gross profit		38,408	12,659	85,505	45,304

Other operating expenses
Exploration costs		(7,037)	(5,471)	(20,239)	(10,271)
General and administration costs	3	(5,025)	(2,918)	(15,278)	(11,291)
Other net gains		585	461	552	2,049
Operating profit		26,931	4,731	50,540	25,791

Finance income	4	365	279	1,035	491
Finance costs	4	(250)	(177)	(691)	(574)
Other derivative gains (losses)	4	(3,401)	158	(3,078)	(4,317)
Profit before income taxes		23,645	4,991	47,806	21,391

Income tax expense	11	(10,574)	(2,684)	(25,685)	(11,155)
NET PROFIT FOR THE PERIOD		13,071	2,307	22,121	10,236

Other comprehensive income (loss)
Non-cash gain (loss) on marketable securities		(407)	578	(710)	433
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$ 12,664	$ 2,885	$ 21,411	$ 10,669

Weighted average number of common shares outstanding – Basic		162,813	160,518	162,483	159,724
Earnings per share - Basic		$0.08	$0.01	$0.14	$0.06
Weighted average number of common shares outstanding – Diluted		164,622	163,131	164,344	161,514
Earnings per share – Diluted		$0.08	$0.01	$0.14	$0.06

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 17

Interim Statements of Changes in Equity

	Three months ended		Nine months ended
(Unaudited, expressed in thousands of Canadian dollars)	September 30, 2011	September 30, 2010 (Note 15)	September 30, 2011	September 30, 2010 (Note 15)
Share capital
Balance at beginning of period	$ 270,871	$ 256,953	$ 269,677	$ 253,874
Share issuances for cash	2,075	6,185	2,901	8,318
Fair value of share options exercised	927	2,673	1,295	3,619
Balance at end of period	273,873	265,811	273,873	265,811
Contributed surplus
Balance at beginning of period	1,118	979	1,022	979
Forfeitures of vested share options	-	43	96	43
Balance at end of period	1,118	1,022	1,118	1,022
Share-based compensation
Balance at beginning of period	15,652	13,295	13,719	10,513
Share-based compensation	1,790	758	4,187	4,486
Forfeitures of share options: Value of vested share options transferred to contributed surplus	-	(43)	(96)	(43)
Share options exercised, transferred to share capital	(927)	(2,673)	(1,295)	(3,619)
Balance at end of period	16,515	11,337	16,515	11,337
Retained earnings (Deficit)
Balance at beginning of period	(7,357)	(25,717)	(16,407)	(33,646)
Net profit for the period	13,071	2,307	22,121	10,236
Balance at end of period	5,714	(23,410)	5,714	(23,410)
Accumulated other comprehensive income (loss)
Balance at beginning of period	76	(145)	379	-
Non-cash losses on marketable securities	(407)	578	(710)	433
Balance at end of period	(331)	433	(331)	433
TOTAL SHAREHOLDERS’ EQUITY	$ 296,889	$ 255,193	$ 296,889	$ 255,193

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 18

Interim Statements of Cash Flows

		Three months ended		Nine months ended
(Unaudited, expressed in thousands of Canadian Dollars)	Note	September 30, 2011	September 30, 2010 (Note 15)	September 30, 2011	September 30, 2010 (Note 15)

Operating activities
Net profit for the period		$ 13,071	$ 2,307	$ 22,121	$ 10,236
Adjustments for non-cash items:
Depreciation and amortization		9,844	7,989	26,565	25,784
Share based compensation		1,790	758	4,187	4,486
Derivative losses (gains)		3,209	(4,185)	2,886	(8,715)
Future income taxes		(724)	524	3,820	5,761
Other		33	168	2,183	274
		27,223	7,561	61,762	37,826
Decrease (increase) in non-cash working capital items	13	7,456	(460)	10,511	(5,047)
Net cash provided by operating activities		34,679	7,101	72,273	32,779

Investing activities
Property, plant and equipment		(10,748)	(6,659)	(33,655)	(20,436)
Mineral properties		(500)	-	(660)	(1,665)
Purchase of marketable securities		-	-	(500)	(500)
Reclamation deposits		-	-	(418)	-
Net cash used in investing activities		(11,248)	(6,659)	(35,233)	(22,601)

Financing activities
Issuance of shares		2,075	6,186	2,901	8,318
Long-term obligations		-	(21)	(773)	(661)
Deferred finance costs		-	-	(492)	-
Net cash provided by financing activities		2,075	6,165	1,636	7,657
NET INCREASE IN CASH AND CASH EQUIVALENTS		25,506	6,607	38,676	17,835
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		152,511	124,326	139,341	113,098
CASH AND CASH EQUIVALENTS – END OF PERIOD		$ 178,017	$ 130,933	$ 178,017	$ 130,933

The attached notes form an integral part of these financial statements.

Supplemental cash flow information is disclosed in Note 13.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 19

Notes to Interim Financial Statements

1. GENERAL INFORMATION

Aurizon Mines Ltd (“Aurizon” or “the Company”) is a Canadian based gold producer with operations, development and exploration activities in Quebec, Canada. Aurizon is incorporated and domiciled in Canada, and has no subsidiaries and no parent entity. The address of the Company’s registered office is Suite 1120 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

2. BASIS OF PREPARATION AND ADOPTION OF IFRS

Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company is reporting on this basis in these condensed interim financial statements. In these financial statements, the term “Canadian GAAP” (“CGAAP”) refers to Canadian GAAP before the adoption of IFRS.

These financial statements have been prepared on an historical cost basis, except financial instruments classified as available-for-sale and derivatives that have been measured at fair value. These financial statements are presented in Canadian dollars (Cad$) and all values are rounded to the nearest thousand (Cad$ thousand) except when otherwise indicated.

Statement of compliance

These condensed interim financial statements have not been audited nor reviewed by the Company’s external auditors and have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the periods ended March 31, 2011 and June 30, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 15 discloses the impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010 and comprehensive income for the three and nine months ended September 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended December 31, 2010.

The accounting policies applied in these condensed interim financial statements are based on IFRS effective for the year ending December 31, 2011, as issued and outstanding as of November 8, 2011. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2011 could result in restatement of these interim financial statements, including transition adjustments recognized on change-over to IFRS.

These condensed interim financial statements do not contain all of the information and disclosures required for annual financial statements, and should be read in conjunction with the Company’s Canadian GAAP annual audited financial statements for the year ended December 31, 2010, and the Company’s unaudited interim financial statements for the quarters ended March 31, 2011 and June 30, 2011, prepared in accordance with IFRS applicable to interim financial statements.

New IFRS pronouncements

Fair value measurement – The IASB issued IFRS 13 “Fair Value Measurement” during May 2011. This standard defines fair value, sets out a single IFRS framework for measuring fair value, and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as at the measurement date. IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied. The Company is currently assessing the impact of this standard on its financial statements.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 20

Notes to Interim Financial Statements

2. BASIS OF PREPARATION AND ADOPTION OF IFRS (continued)

New IFRS pronouncements (continued)

Other comprehensive income – The IASB and the Financial Accounting Standards Board (FASB) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”) in June 2011. The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. These amendments are effective for fiscal years beginning on or after July 1, 2012. The Company is currently assessing the impact of these amendments on its financial statements.

3. EXPENSES BY NATURE

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Employee wages and benefits (1)	$ 1,869	$ 1,095	$ 6,232	$ 3,119
Professional and regulatory fees	271	263	1,386	871
Donations	95	11	458	381
Office and administration costs	436	330	1,459	972
Marketing and corporate development	509	403	1,405	1,321
Depreciation	55	58	151	140
Share-based compensation	1,790	758	4,187	4,487
Total general and administration costs	$ 5,025	$ 2,918	$ 15,278	$ 11,291

Depreciation and amortization expense included in cost of sales	$ 9,789	$ 7,788	$ 26,413	$ 25,199

(1) Employee wages and benefits include costs associated with an employee incentive plan (note 9b) for the discovery and acquisition of Casa Berardi totalling $1.8 million (2010 - $nil), of which $0.4 million was charged during the third quarter of 2011.

4. Finance INCOME and Costs

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Finance income
Interest income on cash and short-term investments	$ 365	$ 279	$ 1,035	$ 491

Finance costs
ARO liability accretion	($ 110)	($ 177)	($ 335)	($ 574)
Standby fees – revolving credit facility	(99)	-	(247)	-
Amortization of deferred finance costs	(41)	-	(109)	-
Total finance costs	($ 250)	($ 177)	($ 691)	($ 574)

Other derivative gains (losses)
Realized derivative losses	($ 192)	($ 4,027)	($ 192)	($ 13,032)
Non-cash derivative gains (losses)	(3,209)	4,185	(2,886)	8,715
Total other derivative gains (losses)	($ 3,401)	$ 158	($ 3,078)	($ 4,317)

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 21

Notes to Interim Financial Statements

4. Finance INCOME and Costs (Continued)

Cash earns interest at floating rates based on daily bank deposit rates. Short-term investments comprise treasury bills and bankers’ acceptance notes with maturities at the date of acquisition of less than three months, bearing interest at rates between 0.86% and 1.11% (2010: Treasury bills and bankers’ acceptance notes bearing interest between 0.10% and 0.38%).

5. Property, plant and equipment

	Producing Property	Mine Infrastructure	Machinery and equipment	Buildings and Leasehold Improvements	Computers and Software	Office Equipment and Furniture	TOTAL

COST
At January 1, 2010	$ 188,837	$ 47,463	$ 31,844	$ 1,219	$ 1,891	$ 530	271,784
Additions	22,454	3,769	7,081	48	262	-	33,614
Disposals	-	-	(341)	-	-	-	(341)
Fair Value Revaluations	-	999	-	-	-	-	999
Change in ARO Obligation (1)	-	(11,888)	-	-	-	-	(11,888)
At December 31, 2010	211,291	40,343	38,584	1,267	2,153	530	294,168
Additions	25,280	3,130	7,341	156	284	134	36,325
Disposals	-	-	(380)	-	-	-	(380)
Fair Value Revaluations	-	1,065	-	-	-	-	1,065
At September 30, 2011	236,571	44,538	45,545	1,423	2,437	664	331,178

ACCUMULATED DEPRECIATION
At January 1, 2010	(73,829)	(19,681)	(11,804)	(843)	(1,262)	(388)	(107,807)
Charge for Period	(22,149)	(7,404)	(4,481)	(31)	(380)	(28)	(34,473)
Disposals	-	-	124	-	-	-	124
At December 31, 2010	(95,978)	(27,085)	(16,161)	(874)	(1,642)	(416)	(142,156)
Charge for Period	(19,378)	(3,220)	(4,007)	(32)	(255)	(33)	(26,925)
Disposals	-	-	231	-	-	-	231
Adjustment (2)	(95)	-	-	-	-	-	(95)
At September 30, 2011	(115,451)	(30,305)	(19,937)	(906)	(1,897)	(449)	(168,945)

NET BOOK VALUE
At January 1, 2010	115,008	27,782	20,040	376	629	142	163,977
At December 31, 2010	115,313	13,258	22,423	393	511	114	152,012
At September 30, 2011	$ 121,120	$ 14,233	$ 25,609	$ 517	$ 540	$ 215	162,233

(1) The decrease of $11,888 as December 31, 2010 represents a reduction in the estimated asset retirement obligation liability at the Casa Berardi mine and a corresponding decrease in the carrying amount of the related asset included in property, plant and equipment.

(2) Adjustment of $95 is for reimbursement of Quebec government assistance and deferred accretion charges.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 22

Notes to Interim Financial Statements

6. MINERAL PROPERTIES

	As at
	September 30, 2011	December 31, 2010

Exploration Properties
Joanna, Quebec	$ 3,865	$ 3,865
Kipawa, Quebec	75	75
Rex South, Quebec	280	150
Duverny, Quebec	95	65
Duvay, Quebec	500	-
Patris, Quebec	40	40
Other	25	25
	$ 4,880	$ 4,220

Duvay Property

In September 2011, the Company entered into an agreement with Tres-Or Resources Ltd. (“Tres-Or”), under which the Company may earn an initial 50% interest in Tres-Or’s Duvay property situated in the Abitibi region of Quebec. The Duvay property is situated adjacent to the Duverny property, in which the Company may earn 100% ownership in accordance with an option agreement signed in 2010. The 50% interest in the Duvay property may be earned by making cash payments of $1.5 million and incurring work expenditures totalling $6.5 million, over the next four years, of which a firm commitment of $2.5 million must be incurred in the first 18 months of the agreement. An additional 15% interest, bringing the total interest to 65% in the property, may be earned by either delivering a pre-feasibility study on the property or by incurring $13 million of additional exploration expenditures within a three year period of achieving the 50% participation.

During the third quarter of 2011, the Company made an initial cash payment of $0.5 million and advanced $0.5 million in respect of exploration expenditures to Tres-Or in accordance with the provisions of the agreement.

7. REVOLVING CREDIT FACILITY

On January 31, 2011 the Company established a US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. The revolving credit facility has an initial three year term and is secured by a charge over the assets of Aurizon. The facility is available for drawdown in US dollars at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes. There are no hedging requirements under the terms of the credit facility.

The standby fees on undrawn amounts under the facility range between 0.75% and 1.0% per annum depending on certain financial measures.

As at September 30, 2011, there were no amounts outstanding under the credit facility.

During the year the Company has capitalized the facility establishment costs of $492 thousand (2010 - $nil) that will be amortized over the three year term of the credit facility. For the quarter ended September 30, 2011, the Company recognized a debt issuance cost amortization expense of $41 thousand (2010 - $nil), and standby fees of $98 thousand (2010 - $nil). For the first three quarters of 2011, the charge for amortization of debt issuance cost totalled $109 thousand (2010 - $nil), and standby fees totalled $248 thousand (2010 – $nil).

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 23

Notes to Interim Financial Statements

8. OTHER ASSETS

	As at
	September 30, 2011	December 31, 2010
Reclamation deposits	$ 1,315	$ 896
Non-refundable tax credits	-	3,493
Refundable tax credits	4,364	3,041
Workers compensation premiums	140	340
Deposit on long-term hydro-electric project	330	330
	$ 6,149	$ 8,100

9. PROVISIONS

As at
	September 30, 2011	December 31, 2010

Asset retirement obligations	$ 14,514	$ 13,114
Non-current employee incentive payments	1,887	-
	$ 16,401	$ 13,114

a) Asset retirement obligations

	Nine months ended September 30, 2011	Twelve months ended December 31, 2010
Asset retirement obligations – beginning of period	$ 13,114	$ 23,254
Change in obligations during the period	-	(11,888)
Fair value revaluations	1,065	999
Accretion expense	335	749
Asset retirement obligations – end of period	$ 14,514	$ 13,114

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 24

Notes to Interim Financial Statements

9. PROVISIONS (Continued)

b) Employee incentive plans

The Company has an employee incentive plan for the discovery and acquisition of Casa Berardi. Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance payments, is paid to those participating in the plan. During the first quarter of 2011, the Company recognized a liability of $2.2 million, of which $0.6 million was capitalized to property, plant and equipment, and $1.6 million was charged to earnings. As at September 30, 2011, the fair value of the estimated future incentive payments to be made under this plan totals $2.0 million (2010 - $nil), which includes a current portion of $0.1 million and a non-current portion of $1.9 million.

The Company also has an employee incentive plan for the discovery of other mineral deposits. Under the terms of this plan, a bonus of 0.08% of the value of the mineral reserves as determined in an approved pre-feasibility study, to a maximum of $0.1 million, is paid to those participating in the plan. Upon approval of a feasibility study, a bonus of 0.15% of the value of the mineral reserves, to a maximum of $0.5 million including the payment at the pre-feasibility stage shall be paid. During the first nine months of 2011, no amount in respect of this incentive plan was charged to earnings (2010 - $nil).

10. COMMITMENTS

a) Contractual obligations and commitments

The Company’s significant contractual obligations and commitments as at September 30, 2011 are as follows:

(all figures undiscounted)	Note	Total	Due in Less Than 1 Year	Due 1 - 3 Years	Due 3 - 5 Years	Due in More Than 5 Years
Environmental and reclamation	9a	$ 19,002	$ 1,242	$ 6,031	$ -	$ 11,729
Future employee benefits	9b	2,953	543	830	619	961
Mineral properties firm commitments		3,057	1,067	1,990	-	-
Head office operating lease		885	253	506	126	-
Hydro Quebec – distribution line		328	328	-	-	-
Equipment and supply contracts		7,827	1,174	3,131	3,131	392
Total contractual obligations		$ 34,052	$ 4,607	$ 12,487	$ 3,876	$ 13,082

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 25

Notes to Interim Financial Statements

10. COMMITMENTS (Continued)

b) Derivative positions

The Company’s derivative positions at September 30, 2011 were as follows:

Total *
Canadian – U.S. dollars
Forward sales contracts – US$	$61,000
Average exchange rate US/Cad$	1.002
Canadian dollars to be received	$61,104
* all derivative contracts expire in 2011

As at September 30, 2011, the net unrealized mark-to-market liability of the currency derivative positions totalled $2.8 million (2010 - $nil). The US$/Cad exchange rate was 1.05 as at September 30, 2011. There were no outstanding gold derivative contracts as at September 30, 2011.

11. INCOME TAXES

Current and deferred income and resource tax expense is represented in the statements of comprehensive income as follows:

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Current income tax expense	$ 6,454	$ 1,430	$ 10,665	$ 1,430
Current resource tax expense	4,844	730	11,200	3,964
Current income and resource taxes	11,298	2,160	21,865	5,394
Deferred income tax expense (recovery)	443	209	2,114	4,966
Deferred resource tax expense (recovery)	(1,167)	315	1,706	795
Deferred income and resource taxes	(724)	524	3,820	5,761
Total income tax expense	$ 10,574	$ 2,684	$ 25,685	$ 11,155

The combined federal and provincial statutory income tax rate for 2011 is 28.2% (2010 – 29.9%).

In addition to federal and provincial income taxes, Aurizon is subject to Quebec mining resource taxes. On May 4, 2011, new resource tax legislation was substantively enacted which required accounting recognition in the second quarter of 2011 of changes in the Quebec Mining Tax Act that are retroactive to March 31, 2010. The new law increased the tax rate from 12% to 14% after March 31, 2010, 15% in 2011, and rising to 16% in 2012. The new resource tax legislation also impacted changes to the maximum deductibility of certain costs in a particular year.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 26

Notes to Interim Financial Statements

12. SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value of which 8,050,000 are designated as series "A" convertible preferred shares (Issued - none) and 1,135,050 are designated as series "B" convertible preferred shares (Issued - none).

b) Issued and fully paid

Common Shares	Shares	Amount
	(000’s)
Outstanding as at January 1, 2010	159,008	$ 253,874
Exercise of share options	2,923	9,887
Fair value of share options exercised	-	4,316
Mineral property payments	214	1,600
Outstanding as at December 31, 2010	162,145	269,677
Exercise of share options	126	393
Fair value of share options exercised	-	174
Outstanding as at March 31, 2011	162,271	270,244
Exercise of share options	165	433
Fair value of share options exercised	-	194
Outstanding as at June 30, 2011	162,436	270,871
Exercise of share options	585	2,075
Fair value of share options exercised	-	927
Outstanding as at September 30, 2011	163,021	$ 273,873

c) Share-based compensation

The Company has a share-based compensation plan for key employees, directors, and officers of the Company. In accordance with the terms of the plan, as approved by shareholders’ resolution dated May 13, 2010 and amended by Directors’ resolutions dated November 3, 2010, key employees, directors, and officers of the Company may be granted options to purchase ordinary shares at an exercise price to be determined by the directors at the time the option is granted, provided that such price not be less than the closing price of the common shares for the Company on the TSX on the trading day immediately preceding the date of the grant of the option or if there was no trade of the Company’s common shares on such date, on the last day on which there was a trade. The number of options granted is determined by the Board of Directors and the total of the options issued may not exceed 7% of the total number of common shares then outstanding on a non-diluted basis.

During the third quarter of 2011, incentive share options were granted to employees to purchase up to 600,000 shares at an exercise price of $6.38 per share. The fair value of the options granted was estimated as $2.93 per share option using the Black-Scholes option-pricing model. The total share based compensation cost associated with these grants is $1.7 million, of which $0.4 million was expensed immediately based on the options that vested immediately on the grant dates. The remaining cost of $1.3 million shall be charged to earnings over the vesting period with a corresponding credit to Share Based Compensation. The following assumptions were inputted into the Black-Scholes model to calculate the fair value of the options granted: Pre-vest forfeiture rate of 3.1%; Volatility of 61.9%; Risk free rate of 1.3%; Expected life of the options of 3.7 years.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 27

Notes to Interim Financial Statements

12. SHARE CAPITAL (Continued)

c) Share-based compensation (continued)

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options is based upon the average length of time similar option grants in the past have remained outstanding prior to exercise. Volatility was estimated based upon historical price observations over the expected life of the options. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following reconciles the share options outstanding:

	Number of Options	Weighted-average exercise price

Outstanding, January 1, 2010	7,949	$ 3.75
Granted	4,695	6.21
Exercised	(2,923)	3.38
Expired or forfeited	(51)	4.13
Outstanding, December 31, 2010	9,670	5.05
Granted	-	-
Exercised	(126)	3.12
Outstanding, March 31, 2011	9,544	5.06
Exercised	(164)	2.64
Expired or forfeited	(139)	4.25
Outstanding, June 30, 2011	9,241	5.06
Granted	600	6.38
Exercised	(585)	3.55
Outstanding, September 30, 2011	9,256	$ 5.31

The following shows the vested and exercisable share options, and total outstanding share options, by exercise price range:

Vested and exercisable options				All outstanding options
Exercise price range	Vested and exercisable options	Remaining contractual life (years)	Weighted average exercise price	Exercise price range	Outstanding options	Remaining contractual life (years)	Weighted average exercise price
$2.95 - $2.99	816	2.2	$2.95	$2.38 - $2.99	1,107	2.2	$2.95
$3.00 - $3.99	788	0.9	$3.81	$3.00 - $3.99	788	0.9	$3.81
$4.00 - $4.99	2,035	2.1	$4.53	$4.00 - $4.99	2,707	2.4	$4.60
$5.00 - $5.99	1,130	2.1	$5.11	$5.00 - $5.99	1,435	2.4	$5.16
$6.00 - $6.99	440	3.4	$6.19	$6.00 - $6.99	934	4.1	$6.27
$7.00 - $7.59	646	4.2	$7.53	$7.00 - $7.59	2,285	4.2	$7.52
Totals	5,855	2.3	$4.78	Totals	9,256	2.9	$5.31

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 28

Notes to Interim Financial Statements

13. CASH FLOW INFORMATION

a) Analysis of change in non-cash working capital items

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Accounts payable and accrued liabilities	$ 2,880	$ 1,371	$ 5,536	$ 1,048
Accounts receivable, prepaid expenses, and advances	301	(1,182)	(1,933)	(1,624)
Gold inventory	(2,152)	112	(1,591)	1,590
Supplies inventory	(340)	-	(1,066)	(239)
Current provincial resource taxes payable	2,315	(565)	5,602	(3,752)
Refundable tax assets	(937)	(1,696)	(3,718)	(3,500)
Non-refundable tax assets	5,389	1,499	7,681	1,430
Decrease (increase) in non-cash working capital items	$ 7,456	($ 461)	$ 10,511	($ 5,047)

14. Compensation of key management personnel

The remuneration of directors and members of key management personnel during the period was as follows:

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Wages and short-term benefits	$ 640	$ 492	$ 1,939	$ 1,499
Share-based compensation	1,139	338	2,590	2,786
	$ 1,779	$ 830	$ 4,529	$ 4,285

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 29

Notes to Interim Financial Statements

15. TRANSITION TO IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“CGAAP”). These interim financial statements, for the quarter ended September 30, 2011, are the third set of financial statements that the Company has prepared in accordance with IAS 34 Interim Financial Reporting and IFRS 1 First time adoption of IFRS.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the general principal of retrospective restatement. The Company has elected to use the following exemptions:

·      IFRS 2 Share-based payment - The Company has elected to use the transition exemption available to not retrospectively apply the IFRS 2 calculation method to any share options granted after November 7, 2002 and vested before January 1, 2010.

·      The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Company has re-measured the provisions as at January 1, 2010 under IAS 37 Provisions, contingent liabilities and contingent assets, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates, and recalculated the accumulated depreciation, depletion and amortization under IFRS up to the transition date.

·       IAS 23 (R) ‘Borrowing Costs’ – The Company has elected to apply the exemption from full retrospective application as allowed under IAS 23 (R).

IFRS transition statements

For comparative purposes, the Company has prepared IFRS transition statement reconciliations from Canadian GAAP to IFRS for the quarter ended September 30, 2010 which are presented in this note. In addition, a reconciliation of the balance sheet as at September 30, 2010 is also presented. There were no IFRS transition adjustments that affected the comparative information in the statement of cash flows for the third quarter of 2010.

Following these statements are explanatory notes to the principal adjustments made by the Company in restating its previous Canadian GAAP statements into IFRS.

A complete listing of IFRS transition statements was included with the first IFRS interim statements filed for March 31, 2011 and June 30, 2011.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 30

Notes to Interim Financial Statements

15. TRANSITION TO IFRS (Continued)

Reconciliation of Balance Sheet as at September 30, 2010

(Unaudited, expressed in thousands of Canadian dollars)	Note	Previous CGAAP	IFRS Reclassification	IFRS Adjustment	IFRS
Assets
Current assets
Cash and cash equivalents		$ 130,933	$ -	$ -	$ 130,933
Marketable securities		933	-	-	933
Inventories		9,970	-	-	9,970
Accounts receivable and prepaid expenses		5,072	-	-	5,072
Derivative instrument assets		104	-	-	104
Tax credits receivable		1,790	-	-	1,790
Advances		1,376			1,376
Current portion of future income taxes		-	-	410	410
Total current assets		150,178	-	410	150,588

Non-current assets
Property, plant and equipment	ii, vi	49,531	116,299	(3,321)	162,509
Mineral properties	vi	118,854	(116,299)	-	2,555
Other assets		17,218	-	-	17,218
Total non-current assets		185,603	-	(3,321)	182,282
TOTAL ASSETS		$ 335,781	$ -	($ 2,911)	$ 322,870

liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$ 17,501	$ -	$ -	$ 17,501
Current portion of long-term obligations		753	-	-	753
Current future income tax liabilities	vii	411	(411)	-	-
Current tax liabilities	vii	-	411	-	411
Total current liabilities		18,665	-	-	18,665

Non-current liabilities
Asset retirement obligation	ii	22,592	(22,592)	-	-
Provisions	ii	-	22,592	2,509	25,101
Deferred income and resource taxes	iii	35,439	(35,439)	-	-
Deferred tax liabilities	iii	-	35,439	(1,528)	33,911
Total non-current liabilities		58,031	-	981	59,012
Total liabilities		76,696	-	981	77,677

Shareholders’ equity
Issued capital	iv, v	259,302	6,509	-	265,811
Contributed surplus		1,022	-	-	1,022
Share-based compensation	i	11,286	-	51	11,337
Deficit	i, ii, iii, iv, v	(12,958)	(6,509)	(3,943)	(23,410)
Accumulated other comprehensive income		433	-	-	433
Total shareholders’ equity		259,085	-	(3,892)	255,193
TOTAL LIABILITIES AND EQUITY		$ 335,781	$ -	($ 2,911)	$ 332,870

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 31

Notes to Interim Financial Statements

15. TRANSITION TO IFRS (Continued)

Reconciliation of Interim Statement of Comprehensive Income

For the Nine months ended September 30, 2010

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)	Note	Previous CGAAP	IFRS Reclassifications	IFRS Adjustments	IFRS

Revenue		$ 130,184	$ -	$ -	$ 130,184
Costs of sales	vii	-	(85,008)	128	(84,880)
Gross profit		130,184	(85,008)	128	45,304

Less:
Operating	vii	59,727	(59,727)	-	-
Depreciation, depletion and accretion	vii	26,115	(26,115)	-	-
Other income	vii	(565)	565	-	-
Exploration	vii	10,271	-	-	10,271
General and administration costs	i, vii	11,518	57	(284)	11,291
Derivative losses	vii	4,317	(4,317)	-	-
Foreign exchange gain/loss	vii	(1,557)	1,557	-	-
Capital taxes	vii	(418)	418	-	-
Other gains or losses (net)	vii	-	(2,049)	-	(2,049)
Net operating income before finance and taxation		20,776	4,603	412	25,791

Add:
Finance income	vii	-	491	-	491
Finance costs	ii, vii	-	(777)	203	(574)
Derivative gains / (losses)	vii	-	(4,317)	-	(4,317)
Net income before income tax		20,776	-	615	21,391

Current federal income taxes	vii	(1,430)	1,430	-	-
Current provincial resource taxes	vii	(3,964)	3,964	-	-
Future provincial resource taxes	vii	(795)	795	-	-
Future income taxes	vii	(4,660)	4,660	-	-
Income tax expense	vii	-	(10,849)	(306)	(11,155)
NET INCOME FOR THE PERIOD		$ 9,927	$ -	$ 309	$ 10,236

Other comprehensive Income
Unrealized loss on marketable securities		433	-	-	433
NET COMPREHENSIVE INCOME FOR THE PERIOD		$ 10,360	$ -	$ 309	$ 10,669

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 32

15. TRANSITION TO IFRS (Continued)

Notes to Interim Financial Statements

Reconciliation of Interim Statement of Comprehensive Income

For the three months ended September 30, 2010

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)	Note	Previous CGAAP	IFRS Reclassifications	IFRS Adjustments	IFRS

Revenue		$ 39,882	$ -	$ -	$ 39,882
Costs of sales	vii	-	(27,256)	33	(27,223)
Gross profit		39,882	(27,256)	33	12,659

Less:
Operating	vii	19,470	(19,470)	-	-
Depreciation, depletion and accretion	vii	8,104	(8,104)	-	-
Other income	vii	(271)	271	-	-
Exploration	vii	5,471	-	-	5,471
General and administration costs	i, vii	2,905	58	(45)	2,918
Loss on derivative financial instruments	vii	(158)	158	-	-
Foreign exchange gain/loss	vii	(539)	539	-	-
Capital taxes	vii	69	(69)	-	-
Other gains or losses (net)	vii	-	(461)	-	(461)
Net operating income before finance and taxation		4,831	(178)	78	4,731

Add:
Finance income	vii	-	279	-	279
Finance costs	ii, vii	-	(259)	82	(177)
Derivative gains / (losses)	vii	-	158	-	158
Net income before income tax		4,831	-	160	4,991

Current federal income taxes	vii	(1,430)	1,430	-	-
Current provincial resource taxes	vii	(415)	415	-	-
Future provincial resource taxes	vii	(315)	315	-	-
Future income taxes	vii	(240)	240	-	-
Income tax expense	vii	-	(2,400)	(284)	(2,684)
NET INCOME FOR THE PERIOD		$ 2,431	$ -	($ 124)	$ 2,307

Other comprehensive Income
Unrealized loss on marketable securities		578	-	-	578
NET COMPREHENSIVE INCOME FOR THE PERIOD		$ 3,009	$ -	($ 124)	$ 2,885

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 33

Notes to Interim Financial Statements

15. TRANSITION TO IFRS (Continued)

Restatement Notes

(i)       IFRS 2 adjustment

Share options issued by the Company have a specific vesting schedule which is treated differently under IFRS compared to Canadian GAAP. The Company has reviewed the Canadian GAAP share-based compensation calculation methods and adjusted the methods to take into account the required IFRS compliant changes. The Company has also elected to use the transition exemption available under IFRS 1 to not retrospectively apply the new calculation method to any share option tranche that was granted after November 7, 2002 and which vested before January 1, 2010.

(ii)     Asset retirement obligation (“ARO”) adjustment

Canadian GAAP calculates ARO using current credit-adjusted, risk-free rates for upward adjustments, and the original credit-adjusted, risk free rate for downward revisions. The original liability was not adjusted for changes in current discount rates. IFRS however, calculates ARO using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates.

To calculate the ARO liability and long-lived asset under IFRS, the Company has elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company has re-measured the rehabilitation liability as at January 1, 2010 and subsequent change in obligations under IAS 37 Provisions, contingent liabilities and contingent assets, estimating the amount to be included in the related asset by discounting the liability to the date of first disturbance in which the liability arose, using best estimates of the historical risk-free discount rates, and recalculating the accumulated depreciation and amortization under IFRS.

In addition, under Canadian GAAP, the unwinding of the discount was presented within the depreciation and amortization expense, and has now been reclassified to finance costs as required under IFRS.

(iii)    Deferred tax

Under Canadian GAAP, deferred taxation assets were classified between current and non-current based on the classification of the underlying asset and liabilities that gave rise to the differences. IAS 12 Income taxes requires that all deferred taxation amounts be classified as non-current.

Deferred taxes have also been adjusted for the changes to accounting base values arising as a result of the adjustments for first time adoption of IFRS.

(iv)    Flow-through shares

Flow-through shares are a unique Canadian income tax incentive which were subject to specific guidance under Canadian GAAP and US GAAP; however, there is no equivalent IFRS guidance. In the absence of specific guidance, the Company has adopted the approach to account for flow-through shares such that amounts resulting from the renunciation of flow-through expenditures will no longer be reflected as a reduction of share capital.

(v)     Share issuance costs

Under IFRS, any private placements undertaken require the amount credited to share capital to be the net amount of cash that has been raised, plus the value of any tax benefit. The Company has reviewed all prior private placements, share issuance costs and effective annual tax rates, and calculated an IFRS adjustment for the value of the tax benefit previously recorded to deficit under Canadian GAAP.

Aurizon Mines Ltd.	2011 THIRD QUARTER REPORT	Page | 34

Notes to Interim Financial Statements

15. TRANSITION TO IFRS (Continued)

Restatement notes (continued)

(vi)    Property, plant and equipment

Upon transition to IFRS, producing mineral properties are now presented in property, plant and equipment in accordance with IAS 16 Property, plant and equipment. Exploration and evaluation assets continue to be classified as mineral properties as per the requirements of IFRS 6 Exploration for and evaluation of mineral resources.

(vii)  Presentation changes

The transition to IFRS resulted in numerous financial statement presentation changes (‘reclassifications’), most noticeably on the statement of comprehensive income. These reclassifications have been identified in the reconciliations contained within this note and have no impact on the final equity position of the Company. To help our shareholders understand these presentation changes easily we have provided an additional analysis below:

·       Expenses by function – the statement of comprehensive income now presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate line item but is included in cost of sales;

·       Cost of sales – is presented above the line with revenue to show a gross profit for operations;

·       Other losses (gains) – includes items the Company considers part of the operations of our business such as loss (gain) on sale of property, plant and equipment, foreign exchange gains, capital taxes and royalty income;

·       Finance income – as required by IFRS, includes interest received from investments and is now presented after operating profit;

·       Finance expenses – as required by IFRS, includes accretion, amortization of deferred finance costs, and finance charges;

·       Other derivative gains - realized and non-cash derivative gains and losses are now presented after operating profit;

·       Income tax expense – is now presented as one line item. Disclosure of the individual components will be made in the annual IFRS statements to be issued for the year ended December 31, 2011.